UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2023 (Report No. 3)

Commission file number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

Results of Special Meeting of Holders of Series 3 Tradable Warrants

On July 25, 2023, Brenmiller Energy Ltd. (the “Company”), convened a Special Meeting (the “Meeting”) of Holders of Series 3 Tradable Warrants (the “Holders”), listed on the Tel Aviv Stock Exchange. At the Meeting, a quorum was present and the Holders voted upon and approved the agenda item that was described in the Company’s Notice and Proxy Statement for the Meeting, which were included as Exhibits 99.1 and 99.2, respectively, to the Company’s Report of Foreign Private Issuer on Form 6-K (the “Report”), that the Company furnished to the Securities and Exchange Commission on July 11, 2023.

In accordance with the Meeting results and the Company’s Report of Foreign Private Issuer on Form 6-K, that the Company furnished to the Securities and Exchange Commission on June 29, 2023, the Company submitted a request to the Israeli court on July 25, 2023 asking to complete the procedure for changing the terms of the Series 3 Tradable Warrants.

This Report is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-272377 and 333-273028) and Form S-8 (File No. 333-272266), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: July 26, 2023	By:	/s/ Ofir Zimmerman
		Name:	Ofir Zimmerman
		Title:	Chief Financial Officer

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